FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER, 2002

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐    No ☒

EXHIBIT INDEX

EXHIBIT 1             ENERPLUS ANNOUNCES THE FILING OF THE FINAL PROSPECTUS FOR CROSS BORDER OFFERING OF TRUST UNITS

EXHIBIT 1

FOR IMMEDIATE RELEASE

Monday, November 25, 2002

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX — ERF.un

NYSE — ERF

ENERPLUS RESOURCES FUND ANNOUNCES THE FILING OF FINAL PROSPECTUS FOR CROSS BORDER OFFERING OF TRUST UNITS

Enerplus Resources Fund (“Enerplus”) today announced that it has filed a final short form prospectus with the securities regulatory authorities in Canada and the United States under the multi-jurisdictional disclosure system, with respect to the issue of 7.0 million trust units at a price of Cdn$26.00 (US$16.54) per trust unit to raise gross proceeds of Cdn$182 million and net proceeds of approximately Cdn$170.9 million.  Enerplus has also granted the Underwriters an over-allotment option to purchase up to an additional 15% of the issue, exercisable in whole or in part, within 30 days following the date of closing.  The offering is anticipated to close on or about November 29, 2002.  CIBC World Markets Inc. and Salomon Smith Barney Inc. are the lead managers and book-runners of the offering in both Canada and the United States.

The net proceeds of the offering will be used to reduce outstanding borrowings which were incurred in connection with the acquisition of Celsius Energy Resources Ltd., and to fund Enerplus’ on-going acquisition and development activities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.  A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either CIBC World Markets, 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8 or Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY: /s/	Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: November 26, 2002